UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).
(Amendment No. 7)*

DISH NETWORK CORPORATION
(Name of Issuer) CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities) 278762109
(CUSIP Number)
R. Stanton Dodge Executive Vice President, General Counsel and Secretary DISH Network Corporation 9601 S. Meridian Blvd. Englewood, Colorado 80112 (303) 723-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 8, 2009 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 278762109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles W. Ergen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,790,685 VOTING SHARES (1) 1,080,000 SIXTY DAY SHARES (2)
	8	SHARED VOTING POWER 1,508 OTHER SHARES (3)
	9	SOLE DISPOSITIVE POWER 209,790,685 VOTING SHARES (1) 1,080,000 SIXTY DAY SHARES (2)
	10	SHARED DISPOSITIVE POWER 1,508 OTHER SHARES (3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,872,193
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4% (4)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)     “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 448,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 18,833 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in DISH Network’s 401(k) Employee Savings Plan; (iii) 27,175 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 209,296,025 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2)     “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3)     “Other Shares” represent (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 1,273 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.

(4)     Based on 208,371,596 shares of Class A Common Stock outstanding on September 4, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 47.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 80.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

     During the third quarter of 2009 and 2010, Mr. Ergen receives an annuity amount from the 2008 GRAT under the trust agreement governing the 2008 GRAT. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. On September 8, 2009, the 2008 GRAT distributed 59,357,807 shares of Class B Common Stock held by the 2008 GRAT to Mr. Ergen as an annuity payment.

ITEM 5.Interest in Securities of the Issuer.

 Item 5 is hereby amended and restated as follows:

(a) and (b) Mr. Ergen beneficially owns securities convertible into or exercisable for 210,872,193 shares of Class A Common Stock representing 50.4% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include: (i) 448,652 shares of Class A Common Stock; (ii) 18,833 shares of Class A Common Stock held in the Company’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 1,080,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 235 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 1,273 shares of Class A Common Stock held in the 401(k) Plan by Mrs. Ergen; (vi) 27,175 shares of Class A Common Stock held as custodian for Mr. Ergen’s children; and (vii)  209,296,025 shares of Class A Common Stock issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 209,790,685 shares and holds sole dispositive power with respect to 209,790,685 shares. Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes: (A) 9,251,839 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by GRAT #3 and GRAT #4; (B) 15,642,193 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by the 2008 GRAT; and (C) 4,245,151 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

                (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

                (d) Not applicable.

                (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   CHARLES W. ERGEN

September 9, 2009	/s/ Charles W. Ergen Charles W. Ergen
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)